FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  21 April 2006


                               File no. 0-17630


                         CRH Annual Information Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Annual Information Update



                                    CRH plc

                       ANNUAL INFORMATION UPDATE ("AIU")


CRH plc (the "Company") published its Annual Report on 31st March 2006. This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No 324 of 2005) and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator. The Company is also publishing the AIU via a Regulatory Information Service today and making it available in the Investor Relations section of its website, www.crh.com, under News & Events.

List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release. This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority. This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.


(i) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service


01-Apr-05        Blocklisting Interim Review
01-Apr-05        Annual Report/Scrip Dividend/Proxy form
12-Apr-05        Director Shareholding
26-Apr-05        2004 Final Dividend Scrip Alternative
04-May-05        AGM Statement
05-May-05        Result of AGM
05-May-05        Directorate Change
09-May-05        Director Shareholding
31-May-05        IFRS Restatement
16-Jun-05        Trading Statement Notification
05-Jul-05        Trading  Statement
05-Jul-05        Development Strategy Update
26-Aug-05        Holding in Company
30-Aug-05        2005 Interim Results
31-Aug-05        Holdings in Company
07-Sep-05        Director/PDMR Shareholding
12-Sep-05        2005 Interim Scrip Dividend Alternative
20-Sep-05        Financial Calendar
23-Sep-05        2005 Interim Dividend Scrip Documentation
30-Sep-05        Blocklisting Interim Review
10-Oct-05        Operations Visit for Investors and Analysts
25-Oct-05        2005 Interim Dividend Scrip Alternative
01-Nov-05        Acquisition
04-Nov-05        Director/PDMR Shareholding
23-Nov-05        Director/PDMR Shareholding
01-Dec-05        Additional Listing
16-Dec-05        Trading Update Notification
30-Dec-05        Acquisition
04-Jan-06        Development Strategy Update
04-Jan-05        Trading Statement
01-Feb-06        Holding in Company
09-Feb-06        Response to Press Release issued on 9th Feb by Corp. Uniland
07-Mar-06        Final Results
08-Mar-06        Director and PDMR Shareholding
09-Mar-06        Director and PDMR Shareholding
14-Mar-06        Application for NYSE listing
15-Mar-06        Director/PDMR Shareholding
20-Mar-06        Additional Listing
21-Mar-06        2005 Final Dividend Scrip Alternative
22-Mar-06        Director/PDMR Shareholding
30-Mar-06        Director/PDMR Shareholding
31-Mar-06        NYSE trading commences
03-Apr-06        Annual Report and Accounts
03-Apr-06        Blocklisting Interim Review
05-Apr-06        Additional Listing
05-Apr-06        Director/PDMR Shareholding
07-Apr-06        Director/PDMR Shareholding
11-Apr-06        Director/PDMR Shareholding



In addition to the above, the Company filed its Annual Report on Form 20-F with the United States Securities and Exchange Commission (the "SEC") via the EDGAR filing system on 29th June 2005.

(ii) Companies Registration Office Filings


01-Apr-05         B5 - Allotments of shares
25-Apr-05         B5 - Allotments of shares
06-May-05         G1 - Special Resolutions passed at AGM
06-May-05         B10 - Resignation of director
19-May-05         B5 - Allotments of shares
01-Jun-05         B5 - Allotments of shares
14-Jun-05         B1 - Annual Return
17-Jun-05         B6/Form 52 - contract relating to shares
22-Jun-05         B5 - Allotments of shares
21-Jul-05         B5 - Allotments of shares
18-Aug-05         B5 - Allotments of shares
12-Sep-05         B5 - Allotments of shares
18-Oct-05         B5 - Allotments of shares
09-Nov-05         B5 - Allotments of shares
16-Nov-05         B5 - Allotments of shares
05-Dec-05         B5 - Allotments of shares
14-Dec-05         B6/Form 52 - contract relating to shares
09-Jan-06         B5 - Allotments of shares
17-Jan-06         B5 - Allotments of shares
13-Feb-06         B5 - Allotments of shares
13-Mar-06         B5 - Allotments of shares
11-Apr-06         B5 - Allotments of shares




Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange, the London Stock Exchange and the SEC (www.ise.ie, www.londonstockexchange.com and.www.sec.gov respectively). Copies of any filings made with the Companies Registration Office will be available from the Companies Registration Office (www.cro.ie).

Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.


21st April 2006


Contact:

A. Malone
Company Secretary, CRH plc
Tel: 00 3531 6344340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  21 April 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director